DEWMAR
INTERNATIONAL
BRAND MANAGEMENT COMPANY, INC.

...YOUR FAST TRACK
TO SUCCESS

Nov. 7, 2011

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010

RE: **Dewmar International BMC, Inc..**
**Form RW-Withdrawal of Registration Statement on Form S-1**
**Registration File No. 333-164392**

Ladies and Gentlemen;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Dewmar International BMC, Inc. (the "Company") hereby respectfully requests that the Securities and Exchange Commission ("SEC") consent to the withdrawal, effective as of the date hereof, of the Company's Post Effective Registration Statement on Form S-1 File No. 333-164392 filed on April 7, 2011, April 13, 2011, May 4, 2011, May 19, 2011, July 5, 2011, August 16, 2011 and Sept. 22, 2011.

The Company requests withdrawal of the Post Effective Registration Statements in light of the termination of the transaction which was being registered by the Post Effective Amendment. This withdrawal does not withdraw the Company's initial S-1 as the Company continues to seek an acquisition candidate under Rule 419.

No securities have been sold pursuant to the Post Effective Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Post Effective Registration Statement to Harold P. Gewerter, Esq. of Harold P. Gewerter, Esq. Ltd. via facsimile at (702) 382-1759.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company's counsel at (702) 382-1714.

Very truly yours,

*/s/ Marco Moran*
Marco Moran, President
Dewmar International BMC, Inc.